Exhibit 12.1

Kendle International Inc.

RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	2010	2009	2008	2007	2006
Earnings (in thousands):
Pre-tax income from continuing operations	889	29,528	38,288	26,495	9,040
Fixed Charges	17,635	20,589	21,466	26,548	10,469

Total earnings (deficiency)	18,524	50,117	59,754	53,043	19,509

Fixed Charges (in thousands):
Interest expense	10,419	13,130	13,417	15,889	6,781
Amortization of expenses related to indebtedness	1,530	1,273	2,474	5,810	355
Interest component of rent expense	5,686	6,186	5,575	4,849	3,333

Total Fixed Charges	17,635	20,589	21,466	26,548	10,469

Ratio of earnings to fixed charges	1.05	2.43	2.78	2.00	1.86